Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú purchases minority interest in Orbia to expand operations in agribusiness Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that by way of its subsidiaries, it has entered into an Investment Agreement and Other Covenants to purchase, through financial contribution, 12.82% of Rede Agro Fidelidade e Intermediação S.A. (“Orbia’s”) total capital, in which Bayer S.A., Yara Brazil Fertilizantes S.A. and Bravium Comércio Ltda. already hold corporate interest. Orbia is a platform providing rural producers with a full digital journey, facilitating operations in this segment, ranging from planting to marketing of commodities. It is currently the largest agribusiness marketplace in Brazil, notably when it comes to inputs and other agricultural services. Launched in the end of 2019, Orbia recorded over R$200 million in sales in the first year of operation to reach R$902 million in 2021, just the following year. For 2022, growth is expected to reach R$3 billion in sales. This operation will enable Itaú to provide Orbia’s customer base with more effective credit access solutions. On the other hand, Orbia will increase its market share in agribusiness, reaching a new level in terms of credit access to rural producers. By connecting different products and services in one and the same platform easily accessible by rural producers, Orbia provides an environment that eases the way its customers and partners do business. The four companies that will constitute Orbia will sit on the Board of Directors, which will operate on an independent basis. The completion of this operation is subject to approval from the Brazilian antitrust agency (CADE) and the Central Bank of Brazil (BACEN). São Paulo (SP), April 18, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence